Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975

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Who we are NYSE: HRS International 17,500 employees worldwide 7,900 engineers and scientists FY18 Customers in more $6.2 Billion than 100 countries Annual Revenue Industry-leading R&D investment Leadership positions United States Tactical Communications, Electronic Warfare, Avionics, Air Traffic Management, Space and Intelligence, and Weather Systems Harris Corporation is a global technology leader, providing secure communications, electronic systems, and solutions for space and intelligence missions v Learn more Technology to Connect, Inform and Protect TM Harris Overview | 2

Our history WINS 1969 1991 FAA CONTRACT ACQUIRES RF 1895 COMMUNICATIONS FOUNDED 1967 MERGES WITH RADIATION, INC. 1931 INVENTS 1978 4 COLOR 1983 PRESS ESTABLISHES 2002 HQ IN FLORIDA BECOMES 100% EXPANDS INTO ELECTRONICS NETWORK 1957 ACQUIRES COMPANY SERVICES GATES RADIO 2018 ANNOUNCED PLANNED MERGER OF EQUALS 2015 WITH L3 TECHNOLOGIES ACQUIRES EXELIS Focused portfolio, strong expertise and a proven track record of innovation and success v Learn more Technology to Connect, Inform and Protect TM Harris Overview | 3

Our promise Advanced capabilities for customers whose missions are vital to the world’s safety and security Technology innovation with an industry- leading commitment to research and development Agile, commercial mindset to meet the most demanding budgets and deadlines Our promise is simple: to connect, inform and protect The result: innovation with a purpose and missions that succeed v Learn more Technology to Connect, Inform and Protect TM Harris Overview | 4

Our leadership positions



Weather Systems
Harris provides vital Earth insights through the world's most advanced sensors and ground technologies for measuring, monitoring, and understanding weather conditions.

Avionics
Harris delivers critical components on virtually every U.S. military aircraft. Our innovative products enable communications, weapon release, situational awareness, networking and open systems processing.



Electronic Warfare
From multi-spectral situational awareness to highly accurate threat warning and countermeasures capabilities, Harris provides the critical edge that saves lives, protects equipment and enables mission success.





Tactical Communications
Harris is the world leader in providing mission critical communication across the connected battlespace: ground, sea, air and space. Harris is a leader in night vision solutions.

Air Traffic Management
Harris provides the communication infrastructure enabling +30M flights a year while modernizing the global air traffic system to meet the ever-growing demands of air travel.





Space and Intelligence Systems
Harris enables successful global situational awareness and space superiority missions with complete solutions for integrated information and actionable intelligence.

Technology to Connect, Inform and Protect ™

Harris Overview | 5

How we are organized v Communication Systems $1.9B Tactical and airborne radios, night vision technology, and defense and public safety networks v Electronic Systems $2.4B Electronic warfare, avionics, robotics, advanced communications and maritime systems for the defense industry, as well as air traffic management solutions for the civil aviation industry v Space and Intelligence Systems $1.9B Complete solutions encompassing advanced sensors and payloads, processing systems, and analytics for global situational awareness, space superiority missions, and Earth insights Technology to Connect, Inform and Protect TM Harris Overview | 6

Communication Systems Integrated system solutions for U.S. and international defense and public safety networks including tactical ground, maritime and airborne radios, battlefield management software and night vision technology v TACTICAL COMMUNICATIONS v NIGHT VISION v PUBLIC SAFETY AND PROFESSIONAL COMMUNICATIONS U.S. Department of Defense International Military Forces State and Local Governments Technology to Connect, Inform and Protect TM Harris Overview | 7

Electronic Systems Extensive portfolio serving the defense industry with electronic warfare, avionics, robotics, advanced communications and maritime systems as well as air traffic management solutions for the civil aviation industry v v AIR TRAFFIC MANAGEMENT MARITIME SYSTEMS v v ELECTRONIC WARFARE ROBOTICS v AVIONICS FAA and U.S. Department of Defense International Military Forces Technology to Connect, Inform and Protect TM Harris Overview | 8

Space and Intelligence Systems Complete solutions encompassing advanced sensors and payloads, processing systems, and analytics for global situational awareness, space superiority missions, and Earth insights v v ENVIRONMENTAL SOLUTIONS POSITIONING, NAVIGATION, AND TIMING v GEOSPATIAL SOLUTIONS v PROPRIETARY SOLUTIONS v INTELLIGENCE, SURVEILLANCE, AND v SPACE SUPERIORITY RECONNAISSANCE U.S. Civil and Intelligence Community U.S. Department of Defense Commercial Customers Technology to Connect, Inform and Protect TM Harris Overview | 9

Our technology – connecting the battlefield Visit interactive v Capabilities for anytime, Did you know? mission scenario anywhere connection • Harris has more than 1 million tactical radios deployed Eyes in the sky • Harris was first to integrate simultaneous communications of Intelligence, Surveillance and for situational awareness Reconnaissance (ISR) and Signals Intelligence into a single handheld radio Expanding networks for ground • Harris is pioneering next-generation tactical air-to-air connection networks for the world’s most technologically advanced elite forces • Harris remains the world leader in night vision technology, with more devices produced than all other manufacturers combined Tactical networks for advanced force connection Sharing information for battlefield awareness Network on the move for mobile capabilities Real-time warfighter awareness for immediate action Technology to Connect, Inform and Protect TM Harris Overview | 10

Our technology – contested environments Visit interactive v mission scenario Advanced capabilities Spectrum superiority for for stealth air-to-air threat denial detection, communications disruption and defeat Robotics for going Did you know? into harm’s way so • Harris produced the first explosive ordnance you don’t have to disposal (EOD) robot purpose-built for military applications with unique haptic/force feedback control • Harris was first to deploy stealth communications capability on the F-35 platform • Harris is the #1 U.S. provider of cockpit digital maps • Harris was first to provide comprehensive digital electronic warfare package in small form factor • Harris was first to provide U.S. Navy and U.S. Army simultaneous X- and Ka-band terminals • Harris was first to receive Type 1 certification for Undersea technologies for detecting protected wideband modem the sounds of silence • Harris is the #1 provider of carriage and release systems for combat aircraft Technology to Connect, Inform and Protect TM Harris Overview | 11

Our technology – securing commercial airspace Visit interactive v mission scenario Voice communication tools for increased safety Data-sharing network for secure air traffic management Integrated air traffic control tools for safe, efficient Text messaging to the cockpit arrivals and departures for seamless operations GPS-based aircraft tracking Drone integration for efficient flights for safer skies Did you know? • Harris air traffic management tools support 87,000 U.S. commercial flights per day • Harris technology helps every flight in the U.S. depart and arrive safely • Harris flight-tracking tool, ADS-B, decreases aviation accidents up to 30% • Harris Extended Arrival Manager helps Heathrow Airport reduce CO2 production by 15,000 tons annually Technology to Connect, Inform and Protect TM Harris Overview | 12

Our technology – delivering global insights

HARRIS


Visit interactive mission scenario
Aerial scanning for enhanced 3-D mapping
Satellite connection for global aircraft tracking
Space-based imaging and processing for faster, more reliable weather data
Greenhouse gas monitoring technology for informed decision making
Satellite connection for real-time ship tracking
GPS technology for reliable navigation
Weather data for real-time, street-level information

Did you know?

- GOES-16 weather satellite provides 3x the data at 4x the resolution than previous GOES satellites
- More than 70 GPS satellites have more than 800 years of on-orbit life
- A total of 60 Harris atomic clocks have flown on 20 GPS satellites, providing global-timing standard
- Airplane-tracking receiver payloads are on board 81 satellites beginning in 2017
- exactView™ RT powered by Harris provides instantaneous downlinking of global ship-tracking information
- Geiger-mode LiDAR provides data 10x faster at 10x the resolution of traditional LiDAR

Technology to Connect, Inform and Protect ™
Harris Overview | 13

Our technology – making space more accessible Visit interactive v mission scenario Advanced antennas for reliable communications Advanced imaging and optics for clear Earth observation Smallsat technologies for quick, affordable access to space Reconfigurable Did you know? payloads for multiple • More than 150 Harris AppSTAR™ processors missions on single will be on orbit by 2018 satellites • Advanced fixed-mesh reflectors feature 60 percent 3-D printed parts • Harris has provided world-class optics for space- based imaging for 50 years • Harris has provided lightweight, unfurlable space mesh antennas for 40 years Technology to Connect, Inform and Protect TM Harris Overview | 14

Our mission and values A best-in-class global provider of mission-critical products, systems and services to both government and commercial customers, combining advanced technology and application knowledge to offer a superior value proposition Harris Values Integrity Excellence Customers Results Innovation Inclusion v Learn more Technology to Connect, Inform and Protect TM Harris Overview | 15

Our employee commitment Attract University Recruiting Focused Hiring Strategy Leadership Commitment Key Partnerships Targeted Conferences Develop Harris Leadership Development Program Functional Development Programs Excellence Academies Classroom and Online Training Retain Engagement Action Plans Employee Resource Groups Harris Employees Actively Responding Together (HEART) Women’s Leadership Initiative v Learn more Technology to Connect, Inform and Protect TM Harris Overview | 16

Our community 500+ 3,100+ 63,000 Volunteer Employee Volunteer Harris strives to be a good corporate citizen. Events Volunteers Hours Each year, the company and employees contribute millions of dollars and volunteer thousands of hours FY18 to schools, mission-focused agencies, and community organizations. v Learn more Technology to Connect, Inform and Protect TM Harris Overview | 17

Our commitment to sustainability

HARRIS



Harris commits to sustainability through the implementation of environmentally sound renovation and construction of its facilities, active partnership with our community, and our journey to drive improvement in conservation.

25%	6%	39%
Injuries reduced	Energy use reduced	Landfill free

FY18

- FAA NEXT GEN PROGRAMS WILL SAVE 2.8 BILLION GALLONS OF FUEL BY 2030
- GREENLITE™ SOLUTIONS HELP CUSTOMERS TRACK AND MEASURE GREENHOUSE GASES
- HIGH-RESOLUTION SENSORS AND GROUND PROCESSING SYSTEM ENABLE NOAA TO TRACK WEATHER DATA FASTER AND AT HIGHER RESOLUTIONS
- OUR RADIOS ARE 25 PERCENT LIGHTER AND SMALLER THAN TRADITIONAL MODELS


U.S. GREEN BUILDING COUNCIL
LEED SILVER
USGBC

Global Innovation Center


U.S. GREEN BUILDING COUNCIL
LEED GOLD
USGBC

Harris Technology Center

> Learn more

Technology to Connect, Inform and Protect™

Harris Overview | 18

Awards and recognition Named Among Top Nunn-Perry Excellence in Community Five Companies in Award Winner Service Award for “Leveraging A&D Workforce U.S. Department Military Leadership Program” Aviation Week of Defense Chief Learning Officer Magazine Innovation in Central Florida Defense News Top 100 Top 100 Technology Award Humanitarian Award Human Rights Campaign Best Government UK Trade & Investment (UKTI) Central Florida Humanitarians Places to Work Contractor (9th) Washington Technology Technology to Connect, Inform and Protect TM Harris Overview | 19

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Learn more Thank you. Please visit us at harris.com | #harriscorp Technology to Connect, Inform and Protect TM Harris Overview | 21

Learn more Important Additional Information and Where to Find It This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. ("L3") and Harris Corporation ("Harris" and together with L3, the "parties"), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the "merger agreement"), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The parties also will make the joint proxy statement/prospectus available to their respective stockholders. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC's website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties' respective stockholders in respect of the proposed transaction under the rules of the SEC. Information regarding Harris' directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3's directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph. Forward-Looking Statements Statements in this communication that are not historical facts are forward-looking statements that reflect Harris' and L3's respective management's current expectations, assumptions and estimates of future performance and economic conditions; words such as "may," "will," "should," "likely," "projects," "guidance," "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include but are not limited to: statements about the expected timing and completion of the proposed merger, the anticipated benefits of the proposed merger, including estimated synergies, the effects of the proposed merger, including on future financial and operating results and financial position, the integration of the parties' operations, including accelerated investment in technology and technology capabilities, plans and expectations for the combined company, including regarding free cash flow, share repurchases, dividend level, credit ratings and leverage ratio; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond either party's control, that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against either party or their respective directors; the risk that the approval of the stockholders of either party may not be obtained on the expected schedule or at all; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the merger; risks related to business disruptions from the proposed merger that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; risks related to difficulties, inabilities or delays in integrating the parties' businesses or to realize fully anticipated cost savings and other benefits; the risk that any announcement relating to the proposed merger could have adverse effects on the market price of the common stock of either or both parties and the uncertainty as to the long-term value of the common stock of the combined company following the merger; the risk that the proposed merger and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally; certain restrictions during the pendency of the merger that may impact the ability of either or both parties to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which either or both parties operate; and events beyond the control of either or both parties, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties' results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this communication are made as of the date of this communication, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication are cautioned not to place undue reliance on forward-looking statements. Technology to Connect, Inform and Protect TM Harris Overview | 22